Securities and Exchange Commission, Washington, D.C. 20549

Schedule 13D/A

(Amendment No. 3)

Under the Securities Exchange Act of 1934

BROOGE ENERGY LIMITED
(Name of Issuer)

Ordinary Shares, par value $0.0001 per share
(Title of Class of Securities)

G1611B 107
(CUSIP Number)

BPGIC Holdings Limited
Nicolaas L. Paardenkooper, Chief Executive Officer
P.O. Box 50170 Fujairah, United Arab Emirates +971 9 201 6666
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 3, 2021
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d–1(e), 240.13d–1(f) or 240.13d–1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d–7 for other parties to whom copies are to be sent.

CUSIP No. G1611B 107

(1) Names of reporting persons	BPGIC Holdings Limited
(2) Check the appropriate box if a member of a group (see instructions)	(a) ☐ (b) ☒
(3) SEC use only
(4) Source of funds (see instructions)	OO
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)	☐
(6) Citizenship or place of organization	Cayman Islands
Number of shares beneficially owned by each reporting person with:
(7) Sole voting power	0
(8) Shared voting power	93,834,357(1)(2)(3)
(9) Sole dispositive power	0
(10) Shared dispositive power	93,834,357(1)(2)(3)
(11) Aggregate amount beneficially owned by each reporting person	93,834,357(1)(2)(3)
(12) Check if the aggregate amount in Row (11) excludes certain shares (see instructions)	☐
(13) Percent of class represented by amount in Row (11)	85.6%(1)(2)(3)(4)
(14) Type of reporting person (see instructions)	CO

(1) 20,000,000 ordinary shares beneficially owned by BPGIC Holdings Limited are held in escrow and subject to forfeiture until the Issuer satisfies certain milestones.

(2) MENA Energy Services Holdings Limited holds convertible securities in BPGIC Holdings Limited that entitle it to convert its securities in BPGIC Holdings Limited into 8,333,333 of the ordinary shares of the Issuer owned by BPGIC Holdings Limited. Accordingly, BPGIC Holdings Limited has placed 8,333,333 ordinary shares into escrow for release to MENA Energy Services Holdings Limited in the event it converts its securities in BPGIC Holdings Limited.

(3) 1,500,000 ordinary shares beneficially owned by BPGIC Holdings Limited have been placed in escrow as collateral for a guaranty by one of its shareholders, HBS Investments LP.

(4) The percentage reported in this Schedule 13D is based upon 109,587,854 ordinary shares outstanding as of March 1, 2021 according to Brooge Energy Limited’s Annual Report on Form 20-F for the year ended December 31, 2020, filed with the SEC on April 5, 2021, as amended by Amendment No. 1 to the Annual Report on Form 20-F/A filed with the SEC on April 6, 2021.

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CUSIP No. G1611B 107

(1) Names of reporting persons	Nicolaas L. Paardenkooper
(2) Check the appropriate box if a member of a group (see instructions)	(a) ☐ (b) ☒
(3) SEC use only
(4) Source of funds (see instructions)	OO
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)	☐
(6) Citizenship or place of organization	Kingdom of the Netherlands
Number of shares beneficially owned by each reporting person with:
(7) Sole voting power	0
(8) Shared voting power	93,834,357(1)(2)(3)(4)
(9) Sole dispositive power	0
(10) Shared dispositive power	93,834,357(1)(2)(3)(4)
(11) Aggregate amount beneficially owned by each reporting person	93,834,357(1)(2)(3)(4)
(12) Check if the aggregate amount in Row (11) excludes certain shares (see instructions)	☐
(13) Percent of class represented by amount in Row (11)	85.6%(1)(2)(3)(4)(5)
(14) Type of reporting person (see instructions)	IN

(1) Represents the shares held by BPGIC Holdings Limited. Mr. Paardenkooper is the Chief Executive Officer of the Issuer, BPGIC Holdings Limited and its sole shareholder, Brooge Petroleum and Gas Investment Company (BPGIC) PLC, consequently, he may be deemed the beneficial owner of 100% of the shares held by BPGIC Holdings Limited. Mr. Paardenkooper disclaims beneficial ownership of any shares other than to the extent he may have a pecuniary interest therein.

(2) 20,000,000 ordinary shares beneficially owned by BPGIC Holdings Limited are held in escrow and subject to forfeiture until the Issuer satisfies certain milestones.

(3) MENA Energy Services Holdings Limited holds convertible securities in BPGIC Holdings Limited that entitle it to convert its securities in BPGIC Holdings Limited into 8,333,333 of the ordinary shares of the Issuer owned by BPGIC Holdings Limited. Accordingly, BPGIC Holdings Limited has placed 8,333,333 ordinary shares into escrow for release to MENA Energy Services Holdings Limited in the event it converts its securities in BPGIC Holdings Limited.

(4) 1,500,000 ordinary shares that may be deemed to be beneficially owned by Mr. Paardenkooper as the Chief Executive Officer of BPGIC Holdings Limited have been placed in escrow as collateral for a guaranty by HBS Investments LP.

(5) The percentage reported in this Schedule 13D is based upon 109,587,854 ordinary shares outstanding as of March 1, 2021 according to Brooge Energy Limited’s Annual Report on Form 20-F for the year ended December 31, 2020, filed with the SEC on April 5, 2021, as amended by Amendment No. 1 to the Annual Report on Form 20-F/A filed with the SEC on April 6, 2021.

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CUSIP No. G1611B 107

(1) Names of reporting persons	Brooge Petroleum and Gas Investment Company (BPGIC) PLC
(2) Check the appropriate box if a member of a group (see instructions)	(a) ☐ (b) ☒
(3) SEC use only
(4) Source of funds (see instructions)	OO
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)	☐
(6) Citizenship or place of organization	England and Wales
Number of shares beneficially owned by each reporting person with:
(7) Sole voting power	0
(8) Shared voting power	93,834,357(1)(2)(3)
(9) Sole dispositive power	0
(10) Shared dispositive power	93,834,357(1)(2)(3)
(11) Aggregate amount beneficially owned by each reporting person	93,834,357(1)(2)(3)
(12) Check if the aggregate amount in Row (11) excludes certain shares (see instructions)	☐
(13) Percent of class represented by amount in Row (11)	85.6%(1)(2)(3)(4)
(14) Type of reporting person (see instructions)	CO

(1) Represents the shares held by BPGIC Holdings Limited. Brooge Petroleum and Gas Investment Company (BPGIC) PLC is the sole shareholder of BPGIC Holdings Limited, consequently, it may be deemed to be the beneficial owner of 100% of the shares held by BPGIC Holdings Limited. Brooge Petroleum and Gas Investment Company (BPGIC) PLC disclaims beneficial ownership of any shares other than to the extent it may have a pecuniary interest therein.

(2) 20,000,000 ordinary shares beneficially owned by Brooge Petroleum and Gas Investment Company (BPGIC) PLC are held in escrow and subject to forfeiture until the Issuer satisfies certain milestones.

(3) 1,500,000 ordinary shares that may be deemed to be beneficially owned by Brooge Petroleum and Gas Investment Company (BPGIC) PLC as the sole shareholder of BPGIC Holdings Limited have been placed in escrow as collateral for a guaranty by HBS Investments LP.

(4) The percentage reported in this Schedule 13D is based upon 109,587,854 ordinary shares outstanding as of March 1, 2021 according to Brooge Energy Limited’s Annual Report on Form 20-F for the year ended December 31, 2020, filed with the SEC on April 5, 2021, as amended by Amendment No. 1 to the Annual Report on Form 20-F/A filed with the SEC on April 6, 2021.

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CUSIP No. G1611B 107

(1) Names of reporting persons	SBD International LP
(2) Check the appropriate box if a member of a group (see instructions)	(a) ☐ (b) ☒
(3) SEC use only
(4) Source of funds (see instructions)	OO
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)	☐
(6) Citizenship or place of organization	Cayman Islands
Number of shares beneficially owned by each reporting person with:
(7) Sole voting power	0
(8) Shared voting power	52,247,947(1)
(9) Sole dispositive power	0
(10) Shared dispositive power	52,247,947(1)
(11) Aggregate amount beneficially owned by each reporting person	52,247,947(1)
(12) Check if the aggregate amount in Row (11) excludes certain shares (see instructions)	☐
(13) Percent of class represented by amount in Row (11)	47.7%(1)(2)
(14) Type of reporting person (see instructions)	PN

(1) SBD International LP holds a controlling interest in Brooge Petroleum and Gas Investment Company (BPGIC) PLC which is the sole shareholder of BPGIC Holdings Limited. Its pro rata ownership of the Issuer’s ordinary shares held by BPGIC Holdings Limited is 52,247,947 ordinary shares. SBD International LP’s pro rata portion of the ordinary shares held in escrow and subject to forfeiture until the Issuer satisfies certain milestones is 58.9%. SBD International LP disclaims beneficial ownership of any shares other than to the extent it may have a pecuniary interest therein.

(2) The percentage reported in this Schedule 13D is based upon 109,587,854 ordinary shares outstanding as of March 1, 2021 according to Brooge Energy Limited’s Annual Report on Form 20-F for the year ended December 31, 2020, filed with the SEC on April 5, 2021, as amended by Amendment No. 1 to the Annual Report on Form 20-F/A filed with the SEC on April 6, 2021.

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CUSIP No. G1611B 107

(1) Names of reporting persons	SD Holding Limited
(2) Check the appropriate box if a member of a group (see instructions)	(a) ☐ (b) ☒
(3) SEC use only
(4) Source of funds (see instructions)	OO
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)	☐
(6) Citizenship or place of organization	Cayman Islands
Number of shares beneficially owned by each reporting person with:
(7) Sole voting power	0
(8) Shared voting power	52,247,947(1)
(9) Sole dispositive power	0
(10) Shared dispositive power	52,247,947(1)
(11) Aggregate amount beneficially owned by each reporting person	52,247,947(1)
(12) Check if the aggregate amount in Row (11) excludes certain shares (see instructions)	☐
(13) Percent of class represented by amount in Row (11)	47.7%(1)(2)
(14) Type of reporting person (see instructions)	CO

(1) Represents the interest of SBD International LP, as a shareholder of Brooge Petroleum and Gas Investment Company (BPGIC) PLC, in the shares held by BPGIC Holdings Limited. SD Holding Limited is the general partner of SBD International LP, consequently, it may be deemed the beneficial owner of 52,247,947 of the shares held by BPGIC Holdings Limited. SD Holding Limited disclaims beneficial ownership of any shares other than to the extent it may have a pecuniary interest therein.

(2) The percentage reported in this Schedule 13D is based upon 109,587,854 ordinary shares outstanding as of March 1, 2021 according to Brooge Energy Limited’s Annual Report on Form 20-F for the year ended December 31, 2020, filed with the SEC on April 5, 2021, as amended by Amendment No. 1 to the Annual Report on Form 20-F/A filed with the SEC on April 6, 2021.

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CUSIP No. G1611B 107

(1) Names of reporting persons	HBS Investments LP
(2) Check the appropriate box if a member of a group (see instructions)	(a) ☐ (b) ☒
(3) SEC use only
(4) Source of funds (see instructions)	OO
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)	☐
(6) Citizenship or place of organization	Cayman Islands
Number of shares beneficially owned by each reporting person with:
(7) Sole voting power	0
(8) Shared voting power	9,624,367(1)(2)
(9) Sole dispositive power	0
(10) Shared dispositive power	9,624,367(1)(2)
(11) Aggregate amount beneficially owned by each reporting person	9,624,367(1)(2)
(12) Check if the aggregate amount in Row (11) excludes certain shares (see instructions)	☐
(13) Percent of class represented by amount in Row (11)	8.8%(1)(2)(3)
(14) Type of reporting person (see instructions)	PN

(1) Represents the interests of HBS Investments LP, as a shareholder of Brooge Petroleum and Gas Investment Company (BPGIC) PLC, in the shares held by BPGIC Holdings Limited. HBS Investments LP’s pro rata portion of the ordinary shares held in escrow is 9.8% HBS Investments LP disclaims beneficial ownership of any shares other than to the extent it may have a pecuniary interest therein.

(2) 1,500,000 ordinary shares that may be deemed to be beneficially owned by HBS Investments LP have been placed in escrow as collateral for a guaranty by HBS Investments LP.

(3) The percentage reported in this Schedule 13D is based upon 109,587,854 ordinary shares outstanding as of March 1, 2021 according to Brooge Energy Limited’s Annual Report on Form 20-F for the year ended December 31, 2020, filed with the SEC on April 5, 2021, as amended by Amendment No. 1 to the Annual Report on Form 20-F/A filed with the SEC on April 6, 2021.

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CUSIP No. G1611B 107

(1) Names of reporting persons	O2 Investments Limited
(2) Check the appropriate box if a member of a group (see instructions)	(a) ☐ (b) ☒
(3) SEC use only
(4) Source of funds (see instructions)	OO
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)	☐
(6) Citizenship or place of organization	Cayman Islands
Number of shares beneficially owned by each reporting person with:
(7) Sole voting power	0
(8) Shared voting power	9,624,367(1)(2)
(9) Sole dispositive power	0
(10) Shared dispositive power	9,624,367(1)(2)
(11) Aggregate amount beneficially owned by each reporting person	9,624,367(1)(2)
(12) Check if the aggregate amount in Row (11) excludes certain shares (see instructions)	☐
(13) Percent of class represented by amount in Row (11)	8.8%(1)(2)(3)
(14) Type of reporting person (see instructions)	CO

(1) Represents the interests of HBS Investments LP, as a shareholder of Brooge Petroleum and Gas Investment Company (BPGIC) PLC, in the shares held by BPGIC Holdings Limited. O2 Investments Limited is the general partner of HBS Investments LP, consequently, it may be deemed the beneficial owner of 9,624,367 of the shares held by BPGIC Holdings Limited. O2 Investments Limited disclaims beneficial ownership of any shares other than to the extent it may have a pecuniary interest therein.

(2) 1,500,000 ordinary shares that may be deemed to be beneficially owned by O2 Investments Limited as the general partner of HBS Investments LP have been placed in escrow as collateral for a guaranty by HBS Investments LP.

(3) The percentage reported in this Schedule 13D is based upon 109,587,854 ordinary shares outstanding as of March 1, 2021 according to Brooge Energy Limited’s Annual Report on Form 20-F for the year ended December 31, 2020, filed with the SEC on April 5, 2021, as amended by Amendment No. 1 to the Annual Report on Form 20-F/A filed with the SEC on April 6, 2021.

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CUSIP No. G1611B 107

(1) Names of reporting persons	Salman Dawood Salman Al-Ameri
(2) Check the appropriate box if a member of a group (see instructions)	(a) ☐ (b) ☒
(3) SEC use only
(4) Source of funds (see instructions)	OO
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)	☐
(6) Citizenship or place of organization	Iraq
Number of shares beneficially owned by each reporting person with:
(7) Sole voting power	0
(8) Shared voting power	61,872,314(1)(2)
(9) Sole dispositive power	0
(10) Shared dispositive power	61,872,314(1)(2)
(11) Aggregate amount beneficially owned by each reporting person	61,872,314(1)(2)
(12) Check if the aggregate amount in Row (11) excludes certain shares (see instructions)	☐
(13) Percent of class represented by amount in Row (11)	56.5%(1)(2)(3)
(14) Type of reporting person (see instructions)	IN

(1) Represents the interests of SBD International LP and HBS Investments LP, as shareholders of Brooge Petroleum and Gas Investment Company (BPGIC) PLC, in the shares held by BPGIC Holdings Limited. Salman Dawood Salman Al-Ameri is the sole shareholder of SD Holding Limited (the general partner of SBD International LP) and the sole shareholder of O2 Investments Limited (the general partner of HBS Investments LP). Consequently, Mr. Al-Ameri may be deemed the beneficial owner of 61,872,314 of the shares held by BPGIC Holdings Limited. Mr. Al-Ameri disclaims beneficial ownership of any shares other than to the extent he may have a pecuniary interest therein.

(2) 1,500,000 ordinary shares that may be deemed to be beneficially owned by Mr. Al-Ameri as the sole shareholder of O2 Investments Limited (the general partner of HBS Investments LP) have been placed in escrow as collateral for a guaranty by HBS Investments LP.

(3) The percentage reported in this Schedule 13D is based upon 109,587,854 ordinary shares outstanding as of March 1, 2021 according to Brooge Energy Limited’s Annual Report on Form 20-F for the year ended December 31, 2020, filed with the SEC on April 5, 2021, as amended by Amendment No. 1 to the Annual Report on Form 20-F/A filed with the SEC on April 6, 2021.

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CUSIP No. G1611B 107

(1) Names of reporting persons	H Capital International LP
(2) Check the appropriate box if a member of a group (see instructions)	(a) ☐ (b) ☒
(3) SEC use only
(4) Source of funds (see instructions)	OO
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)	☐
(6) Citizenship or place of organization	Cayman Islands
Number of shares beneficially owned by each reporting person with:
(7) Sole voting power	0
(8) Shared voting power	8,991,043(1)
(9) Sole dispositive power	0
(10) Shared dispositive power	8,991,043(1)
(11) Aggregate amount beneficially owned by each reporting person	8,991,043(1)
(12) Check if the aggregate amount in Row (11) excludes certain shares (see instructions)	☐
(13) Percent of class represented by amount in Row (11)	8.2%(1)(2)
(14) Type of reporting person (see instructions)	PN

(1) Represents the interests of H Capital International LP, as a shareholder of Brooge Petroleum and Gas Investment Company (BPGIC) PLC, in the shares held by BPGIC Holdings Limited. H Capital International LP’s pro rata portion of the ordinary shares held in escrow is 9.1%. H Capital International LP disclaims beneficial ownership of any shares other than to the extent it may have a pecuniary interest therein.

(2) The percentage reported in this Schedule 13D is based upon 109,587,854 ordinary shares outstanding as of March 1, 2021 according to Brooge Energy Limited’s Annual Report on Form 20-F for the year ended December 31, 2020, filed with the SEC on April 5, 2021, as amended by Amendment No. 1 to the Annual Report on Form 20-F/A filed with the SEC on April 6, 2021.

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CUSIP No. G1611B 107

(1) Names of reporting persons	Gyan Investments Limited
(2) Check the appropriate box if a member of a group (see instructions)	(a) ☐ (b) ☒
(3) SEC use only
(4) Source of funds (see instructions)	OO
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)	☐
(6) Citizenship or place of organization	Cayman Islands
Number of shares beneficially owned by each reporting person with:
(7) Sole voting power	0
(8) Shared voting power	8,991,043(1)
(9) Sole dispositive power	0
(10) Shared dispositive power	8,991,043(1)
(11) Aggregate amount beneficially owned by each reporting person	8,991,043(1)
(12) Check if the aggregate amount in Row (11) excludes certain shares (see instructions)	☐
(13) Percent of class represented by amount in Row (11)	8.2%(1)(2)
(14) Type of reporting person (see instructions)	CO

(1) Represents the interests of H Capital International LP, as a shareholder of Brooge Petroleum and Gas Investment Company (BPGIC) PLC, in the shares held by BPGIC Holdings Limited. Gyan Investments Limited is the general partner of H Capital International LP, consequently, it may be deemed the beneficial owner of 8,991,043 of the shares held by BPGIC Holdings Limited. Gyan Investments Limited disclaims beneficial ownership of any shares other than to the extent it may have a pecuniary interest therein.

(2) The percentage reported in this Schedule 13D is based upon 109,587,854 ordinary shares outstanding as of March 1, 2021 according to Brooge Energy Limited’s Annual Report on Form 20-F for the year ended December 31, 2020, filed with the SEC on April 5, 2021, as amended by Amendment No. 1 to the Annual Report on Form 20-F/A filed with the SEC on April 6, 2021.

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CUSIP No. G1611B 107

(1) Names of reporting persons	Hind Mohammed Muktar Ahmed
(2) Check the appropriate box if a member of a group (see instructions)	(a) ☐ (b) ☒
(3) SEC use only
(4) Source of funds (see instructions)	PF/OO
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)	☐
(6) Citizenship or place of organization	United Arab Emirates
Number of shares beneficially owned by each reporting person with:
(7) Sole voting power	0
(8) Shared voting power	8,991,043(1)
(9) Sole dispositive power	0
(10) Shared dispositive power	8,991,043(1)
(11) Aggregate amount beneficially owned by each reporting person	8,991,043(1)
(12) Check if the aggregate amount in Row (11) excludes certain shares (see instructions)	☐
(13) Percent of class represented by amount in Row (11)	8.2%(1)(2)
(14) Type of reporting person (see instructions)	IN

(1) Represents the interest of H Capital International LP, as a shareholder of Brooge Petroleum and Gas Investment Company (BPGIC) PLC, in the shares held by BPGIC Holdings Limited. Mrs. Hind Mohammed Muktar Ahmed is the sole shareholder of Gyan Holdings Limited, the general partner of H Capital International LP, consequently, she may be deemed the beneficial owner of 8,991,043 of the shares held by BPGIC Holdings Limited. Mrs. Hind Mohammed Muktar Ahmed disclaims beneficial ownership of any shares other than to the extent she may have a pecuniary interest therein.

(2) The percentage reported in this Schedule 13D is based upon 109,587,854 ordinary shares outstanding as of March 1, 2021 according to Brooge Energy Limited’s Annual Report on Form 20-F for the year ended December 31, 2020, filed with the SEC on April 5, 2021, as amended by Amendment No. 1 to the Annual Report on Form 20-F/A filed with the SEC on April 6, 2021.

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CUSIP No. G1611B 107

(1) Names of reporting persons	Mohammad Bin Khalifa Bin Zayed Al Nahyan
(2) Check the appropriate box if a member of a group (see instructions)	(a) ☐ (b) ☒
(3) SEC use only
(4) Source of funds (see instructions)	PF/OO
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)	☐
(6) Citizenship or place of organization	United Arab Emirates
Number of shares beneficially owned by each reporting person with:
(7) Sole voting power	0
(8) Shared voting power	22,971,000(1)
(9) Sole dispositive power	0
(10) Shared dispositive power	22,971,000(1)
(11) Aggregate amount beneficially owned by each reporting person	22,971,000(1)
(12) Check if the aggregate amount in Row (11) excludes certain shares (see instructions)	☐
(13) Percent of class represented by amount in Row (11)	21%(1)(2)
(14) Type of reporting person (see instructions)	IN

(1) Represents the interests of Mohammad Bin Khalifa Bin Zayed Al Nahyan, as a shareholder of Brooge Petroleum and Gas Investment Company (BPGIC) PLC, in the shares held by BPGIC Holdings Limited. Mohammad Bin Khalifa Bin Zayed Al Nahyan’s pro rata portion of the ordinary shares held in escrow is 22.2%.

(2) The percentage reported in this Schedule 13D is based upon 109,587,854 ordinary shares outstanding as of March 1, 2021 according to Brooge Energy Limited’s Annual Report on Form 20-F for the year ended December 31, 2020, filed with the SEC on April 5, 2021, as amended by Amendment No. 1 to the Annual Report on Form 20-F/A filed with the SEC on April 6, 2021.

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This Amendment No. 3 to Statement of Beneficial Ownership on Schedule 13D (this “Amendment No. 3”) amends the Statement of Beneficial Ownership on Schedule 13D filed by (i) BPGIC Holdings Limited, a Cayman Islands exempted company (“BPGIC Holdings”); (ii) Nicolaas L. Paardenkooper, the Chief Executive Officer of the the Issuer, BPGIC Holdings and BPGIC PLC (“Mr. Paardenkooper”); (iii) Brooge Petroleum and Gas Investment Company (BPGIC) PLC, a company incorporated under the laws of England and Wales (“BPGIC PLC”), the sole shareholder of BPGIC Holdings; (iv) SBD International LP, a Cayman Islands exempted limited partnership (“SBD”); (v) SD Holding Limited, a Cayman Islands exempted company (“SD”), the general partner of SBD; (vi) HBS Investments LP, a Cayman Islands exempted limited partnership (“HBS” or the “Guarantor”); (vii) O2 Investments Limited, a Cayman Islands exempted company (“O2”), the general partner of HBS; (viii) Salman Dawood Salman Al-Ameri the sole shareholder of SD and O2 (“Mr. Al-Ameri”); (ix) H Capital International LP, a Cayman Islands exempted limited partnership (“H Capital”); (x) Gyan Investments Limited, a Cayman Islands exempted company (“Gyan”), the general partner of H Capital; (xi) Hind Mohammed Muktar Ahmed, the sole shareholder of Gyan (“Mrs. Ahmed”); and (xii) Mohammad Bin Khalifa Bin Zayed Al Nahyan (Mohammad Bin Khalifa Bin Zayed Al Nahyan together with BPGIC Holdings, Mr. Paardenkooper, BPGIC PLC, SBD, SD, HBS Investments LP, O2, Mr. Al-Ameri, H Capital, Gyan and Mrs. Ahmed the “Reporting Persons”) on December 30, 2019 as amended by Amendment No. 1 to the Statement of Beneficial Ownership on Schedule 13D filed by the Reporting Person on April 21, 2020 and further amended by Amendment No. 2 to the Statement of Beneficial Ownership on Schedule 13D filed by the Reporting Persons on October 5, 2020 (as amended, the “Statement”). Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Statement.

This Amendment No. 3 is filed to reflect a transfer of certain ordinary shares in BPGIC PLC from SBD to His Highness Sheikh Mohammed Khalifa Zayed Al Nahyan, which increases the ownership of His Highness Sheikh Mohammed Khalifa Zayed Al Nahyan in BPGIC Holdings Limited in the Issuer’s ordinary shares to 22,971,000, and reduced the pro rata ownership of SBD and certain other Reporting Person’s in the Issuer’s ordinary shares held by BPGIC Holdings Limited to 52,247,947.

Except as expressly amended by this Amendment No. 3, the Statement is not amended in any respect, and the disclosures set forth in the Statement, other than as amended herein are incorporated by reference herein.

Item 2. Identity and Background.

Item 2(a) of the Statement is hereby amended and restated in its entirety as follows:

(a) This statement is filed by:

i.	BPGIC Holdings, which is the holder of record of 85.6% of the Issuer’s outstanding Ordinary Shares based on the number of Ordinary Shares outstanding (109,587,854) as of March 1, 2020 (the “Ordinary Shares Outstanding”) as reported by the Issuer on the its Annual Report on Form 20-F for the year ended December 31, 2020, filed with the SEC on April 5, 2021, as amended by Amendment No. 1 to the Annual Report on Form 20-F/A filed with the SEC on April 6, 2021;

ii.	Mr. Paardenkooper, who is the Chief Executive Officer of the Issuer, BPGIC Holdings and BPGIC PLC;

iii.	BPGIC PLC, which is the sole shareholder of BPGIC Holdings, and therefore may be considered the beneficial owner of 85.6% of the Ordinary Shares Outstanding;

iv.	SBD which may be considered the beneficial owner of 47.7% of the Ordinary Shares Outstanding;

v.	SD which is the general partner of SBD, and therefore may be considered the beneficial owner of 47.7% of the Ordinary Shares Outstanding;

vi.	HBS which may be considered the beneficial owner of 8.8% of the Ordinary Shares Outstanding;

vii.	O2, which is the general partner of HBS, and therefore may be considered the beneficial owner of 8.8% of the Ordinary Shares Outstanding;

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viii.	Mr. Al-Ameri, who is the sole shareholder of SD and O2, and therefore may be considered the beneficial owner of 56.5% of the Ordinary Shares Outstanding;

ix.	H Capital which may be considered the beneficial owner of 8.2% of the Ordinary Shares Outstanding;

x.	Gyan, which is the general partner of H Capital, and therefore may be considered the beneficial owner of 8.2% of the Ordinary Shares Outstanding;

xi.	Mrs. Ahmed, who is the sole shareholder of Gyan, and therefore may be considered the beneficial owner of 8.2% of the Ordinary Shares Outstanding; and

xii.	Mohammad Bin Khalifa Bin Zayed Al Nahyan, who may be considered the beneficial owner of 21% of the Ordinary Shares Outstanding.

Item 5. Interest in Securities of the Issuer.

Items 5(a) and (b) of the Report are hereby amended and restated in their entirety as follows:

(a) and (b). The aggregate number and percentage of Ordinary Shares beneficially owned by each Reporting Person are as follows:

i.	BPGIC Holdings is the holder of record of 93,834,357 Ordinary Shares which constitutes 85.6% of the Ordinary Shares Outstanding.

ii.	Mr. Paardenkooper, as the Chief Executive Officer of BPGIC Holdings and BPGIC PLC, may be deemed to share voting and dispositive power over the 93,834,357 Ordinary Shares which are held by BPGIC Holdings constituting 85.6% of the Ordinary Shares Outstanding. Mr. Paardenkooper disclaims beneficial ownership of any shares other than to the extent he may have a pecuniary interest therein.

iii.	BPGIC PLC, as the sole shareholder of BPGIC Holdings, may be deemed to share voting and dispositive power over the 93,834,357 Ordinary Shares which are held by BPGIC Holdings constituting 85.6% of the Ordinary Shares Outstanding. BPGIC PLC disclaims beneficial ownership of any shares other than to the extent it may have a pecuniary interest therein.

iv.	SBD, though its ownership interest in BPGIC PLC, may be deemed to share voting and dispositive power over 52,247,947 Ordinary Shares constituting 47.7% of the Ordinary Shares Outstanding. SBD disclaims beneficial ownership of any shares other than to the extent it may have a pecuniary interest therein.

v.	SD, as the general partner of SBD, may be deemed to share voting and dispositive power over 52,247,947 Ordinary Shares constituting 47.7% of the Ordinary Shares Outstanding. SD disclaims beneficial ownership of any shares other than to the extent it may have a pecuniary interest therein.

vi.	HBS, through its ownership interest in BPGIC PLC, may be deemed to share voting and dispositive power over 9,624,367 Ordinary Shares constituting 8.8% of the Ordinary Shares Outstanding. HBS disclaims beneficial ownership of any shares other than to the extent it may have a pecuniary interest therein.

vii.	O2, as the general partner of HBS, may be deemed to share voting and dispositive power over 9,624,367 Ordinary Shares constituting 8.8% of the Ordinary Shares Outstanding. O2 disclaims beneficial ownership of any shares other than to the extent it may have a pecuniary interest therein.

viii.	Mr. Al-Ameri, as the sole shareholder of SD and O2, may be deemed to share voting and dispositive power over 61,872,314 Ordinary Shares constituting 56.5% of the Ordinary Shares Outstanding. Mr. Al-Ameri disclaims beneficial ownership of any shares other than to the extent he may have a pecuniary interest therein.

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ix.	H Capital, through its ownership interest in BPGIC PLC, may be deemed to share voting and dispositive power over 8,991,043 Ordinary Shares constituting 8.2% of the Ordinary Shares Outstanding. H Capital disclaims beneficial ownership of any shares other than to the extent it may have a pecuniary interest therein.

x.	Gyan, as the general partner of H Capital, may be deemed to share voting and dispositive power over 8,991,043 Ordinary Shares constituting 8.2% of the Ordinary Shares Outstanding. Gyan disclaims beneficial ownership of any shares other than to the extent it may have a pecuniary interest therein.

xi.	Mrs. Ahmed, as the sole shareholder of Gyan, may be deemed to share voting and dispositive power over 8,991,043 Ordinary Shares constituting 8.2% of the Ordinary Shares Outstanding. Mrs. Ahmed disclaims beneficial ownership of any shares other than to the extent she may have a pecuniary interest therein.

xii.	Mohammad Bin Khalifa Bin Zayed Al Nahyan, through his ownership interest in BPGIC PLC, may be deemed to share voting and dispositive power over 22,971,000 Ordinary Shares constituting 21% of the Ordinary Shares Outstanding. Mohammad Bin Khalifa Bin Zayed Al Nahyan disclaims beneficial ownership of any shares other than to the extent he may have a pecuniary interest therein.

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After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 3, 2021

BPGIC HOLDINGS LIMITED

By:	/s/ Nicolaas L. Paardenkooper
Name:	Nicolaas L. Paardenkooper
Title:	Chief Executive Officer

/s/ Nicolaas L. Paardenkooper
Nicolaas L. Paardenkooper

BROOGE PETROLEUM AND GAS INVESTMENT COMPANY (BPGIC) PLC

By:	/s/ Nicolaas L. Paardenkooper
Name:	Nicolaas L. Paardenkooper
Title:	Chief Executive Officer

SBD INTERNATIONAL LP

By: SD Holding Limited, its general partner

By:	/s/ Salman Dawood Salman Al-Ameri
Name:	Salman Dawood Salman Al-Ameri
Title:	Director

SD HOLDING LIMITED

By:	/s/ Salman Dawood Salman Al-Ameri
Name:	Salman Dawood Salman Al-Ameri
Title:	Director

/s/ Salman Dawood Salman Al-Ameri
Salman Dawood Salman Al-Ameri

[Signature Page to Amendment No.3 to Schedule 13D]

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After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 3, 2021

HBS INVESTMENTS LP

By:	O2 Investments Limited, its general partner

By:	/s/ Salman Dawood Salman Al-Ameri
Name:	Salman Dawood Salman Al-Ameri
Title:	Director

O2 INVESTMENTS LIMITED

By:	/s/ Salman Dawood Salman Al-Ameri
Name:	Salman Dawood Salman Al-Ameri
Title:	Director

H CAPITAL INTERNATIONAL LP

By:	Gyan Investments Limited, its general partner

By:	/s/ Hind Mohammed Muktar Ahmed
Name:	Hind Mohammed Muktar Ahmed
Title:	Director

GYAN INVESTMENTS LIMITED

By:	/s/ Hind Mohammed Muktar Ahmed
Name:	Hind Mohammed Muktar Ahmed
Title:	Director

/s/ Hind Mohammed Muktar Ahmed
Name: Hind Mohammed Muktar Ahmed

[Signature Page to Amendment No.3 to Schedule 13D]

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After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 3, 2021

/s/ Mohammad Bin Khalifa Bin Zayed Al Nahyan
Name: Mohammad Bin Khalifa Bin Zayed Al Nahyan

[Signature Page to Amendment No.3 to Schedule 13D]

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